Exhibit 99.1

China New Borun Announces Quotation on the OTC Pink Sheets

BEIJING, China, June 19, 2019 – China New Borun Corporation (OTC: BORNY; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announces that following suspension of trading of its American Depositary Shares (“ADSs”) on the New York Stock Exchange, the Company’s ADSs are now quoted for trading on the OTC Pink Sheets market under the ticker symbol “BORNY”.

About China New Borun Corporation

China New Borun Corporation (OTC: BORNY) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at http://www.sec.gov.

Contact Information

Chief Executive Officer

Jinmiao Wang

Phone: +86-536-545 1199 (China)

Email: Jinmiao.wang@chinanewborun.com